Exhibit 12.1
FANNIE MAE
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income (loss) before extraordinary gain (losses)(1)	$(72,022)	$(58,319)	$(2,056)	$4,057	$6,292

Add:
Total interest expense	24,845	34,341	40,185	36,875	33,339
Provision (benefit) for federal income taxes	(985)	13,749	(3,091)	166	1,277
Losses from partnership investments(2)	6,735	1,554	1,005	865	849
Capitalized interest	4	20	30	22	11

Earnings (loss), as adjusted	$(41,423)	$(8,655)	$36,073	$41,985	$41,768

Fixed charges:
Total interest expense	24,845	34,341	40,185	36,875	33,339
Capitalized interest	4	20	30	22	11

Total fixed charges	24,849	34,361	40,215	36,897	33,350

Ratio of earnings (loss) to fixed charges	—	—	0.90:1	1.14:1	1.25:1

Deficiency	$66,272	$43,016	$4,142

(1)	Reflects the adoption of the FASB standard requiring noncontrolling interest to be classified as a separate component of equity.

(2)	Includes amortized capitalized interest related to our partnership investments of $11 million, $13 million, $11 million, $10 million and $9 million for the years ended December 31, 2009, 2008, 2007, 2006, and 2005, respectively.